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                                                                                                        EXHIBIT 12


                                OCCIDENTAL PETROLEUM CORPORATION AND SUBSIDIARIES

                       COMPUTATION OF TOTAL ENTERPRISE RATIOS OF EARNINGS TO FIXED CHARGES
                                       (Amounts in millions, except ratios)


For the Years Ended December 31,                            1994        1993         1992        1991        1990
- --------------------------------------------------       ---------    ---------    --------    --------    -------
Income (loss) from continuing operations (a)             $     (46)   $      80    $    131    $    374    $(1,416)
                                                         ---------    ---------    --------    --------    -------
  Add:
    Provision (benefit) for taxes on income (other
      than foreign oil and gas taxes)                           50          204         114         343        (78)
    Interest and debt expense (b)                              594          601         666         880        919
    Portion of lease rentals representative of the
      interest factor                                           55           53          56          57         62
    Preferred dividends to minority stockholders
      of subsidiaries (c)                                       --           --           7          11          7
                                                         ---------    ---------    --------    --------    -------
                                                               699          858         843       1,291        910
                                                         ---------    ---------    --------    --------    -------
    Earnings (loss) before fixed charges                 $     653     $    938    $    974    $  1,665    $  (506)
                                                         =========    =========    ========    ========    =======
Fixed charges
    Interest and debt expense including
      capitalized interest (b)                           $     599     $    612    $    685    $    912    $   972
    Portion of lease rentals representative of the
      interest factor                                           55           53          56          57         62
    Preferred dividends to minority stockholders
      of subsidiaries (c)                                       --           --           7          11          7
                                                         ---------    ---------    --------    --------    -------
    Total fixed charges                                  $     654     $    665    $    748    $    980    $ 1,041
                                                         =========    =========    ========    ========    =======
Ratio of earnings to fixed charges                             n/a(d)      1.41        1.30        1.70        n/a(e)
- --------------------------------------------------       =========    =========    ========    ========    =======

(a)  Includes (1) minority interest in net income of majority-owned subsidiaries having fixed charges and (2) income from less-than-50-percent-owned equity investments adjusted to reflect only dividends received.
(b)  Includes proportionate share of interest and debt expense of 50-percent-owned equity investments.
(c)  Adjusted to a pretax basis.
(d)  Not computed due to less than one-to-one coverage.  Earnings were inadequate to cover fixed charges by $1 million.
(e)  Not computed due to negative result.  Earnings were inadequate to cover fixed charges by $1.547 billion.
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